China United Insurance Service, Inc.

7F, No. 311, Section 3.

Nan-King East Road

Taipei City, Taiwan

December 7, 2017

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re: China United Insurance Service, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 15, 2017

Form 10-Q for Quarterly Period Ended June 30, 2017

Filed August 9, 2017

File No. 000-54884

Dear Mr. Rosenberg:

This letter responds to the follow-up comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated November 16, 2017, to Mr. Yi Hsiao Mao, Chief Executive Officer of China United Insurance Service, Inc. (the “Company”) relating to the Company’s annual report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) and interim report on Form 10-Q for the quarter and the six months ended June 30, 2017. This letter sets forth the comments of the Staff in the comment letter. Since we believe that the Staff’s comments are inter-related, we have responded to them as a group, rather than individually. All capitalized terms not otherwise defined in this letter have the meanings attributed thereto in the 2016 10-K.

Staff Comments

Acquisition of GHFL, page 105

Your response to prior comment 2 does not demonstrate that your acquisition of GHFL was that of a business as defined in ASC 805-10-55. For instance, we are unclear from your response what inputs as described in ASC 805-10-55-4a you acquired. Your response indicates:

•	At the time of acquisition, through Mr. Li and the management team in GHFL, GHFL served as an investing company to target other insurance intermediary and financial service companies. In this regard, it is not clear whether Mr. Li and the management team represent employees that were acquired as part your acquisition of GHFL.

•	Mr. Li assumed the role of the Company’s lead negotiator, in charge of negotiating and administrating of the Company’s acquisition agreements with other insurance intermediary companies because he possessed an extensive professional network as the Chairman of Insurance Brokerage Association of Taiwan. In this regard, it is not clear how this relates to your acquisition of GHFL and represents an input acquired in the acquisition particularly since Mr. Li was one of the Company's directors at the time of the GHFL acquisition.

•	After the acquisition, the Company has continued to position GHFL as a holding company for a variety of firms from different but related industries, and has approached many mid-sized intermediary firms, attempting to complete other acquisition transactions. It is not clear what inputs within GHFL acquired in the acquisition you used for these purposes

Company’s Response:

Through the acquisition of 100% of the outstanding capital stock of GHFL, the Company acquired all of GHFL’s tangible and intangible assets and liabilities. Pursuant to the understandings between the parties at the time of the acquisition, Mr. Li agreed to make his experience and expertise available to the Company in a more direct and substantive way compared to his previous, relatively more limited role as an outside director of the Company. The enhanced participation of Mr. Li to the Company’s acquisition efforts and the acquisition of the ownership interest in Genius Broker held indirectly by GHFL are the key inputs of the GHFL acquisition to achieving the Company’s strategic objectives.

At the time of the Company’s acquisition of GHFL, Mr. Li was the Chairman of Insurance Brokerage Association of Taiwan (“IBAT”). Through the acquisition of GHFL, the Company obtained enhanced access to Mr. Li’s valuable professional and personal ties with insurance carriers, intermediaries firms, and relationships with regulatory authorities having direct jurisdiction over the insurance industry in Taiwan. Since the acquisition of GHFL, to the Company has leveraged Mr. Li’s well-established connections with various individuals and entities as part of the Company’s strategic objective of undertaking more M&A transactions and negotiating exclusive deals with insurance carriers.

Although Mr. Li served as an outside director of the Company prior to the acquisition of GHFL, this was only one, relatively minor, business activity of Mr. Li. As such, prior to the acquisition of GHFL, the Company found that Mr. Li’s participation in the Company’s M&A activities and his willingness to make his contacts in the insurance industry available and to use his considerable influence to promote and achieve acquisitions by the Company were relatively limited. In order to provide a stronger and a more adequate incentive to take a more active part in the Company’s affairs, beyond performing his duties as a member of the Board, through the GHFL acquisition the Company operationally linked Mr. Li more closely to the implementation of the Company’s expansion plans.

Through its acquisition of all of net GHFL’s assets, the Company acquired GHFL’s 100% indirect ownership of a significant, albeit minority, holding in Genius Broker. This constituted an initial step in the Company’s continuing plan to, eventually, obtain a majority interest in that operating company. When the Company acquired GHFL as a platform to acquire other Taiwan-based insurance intermediary firms, in addition to eliminating this potential conflict of interest with Mr. Li, the Company anticipated that the indirect acquisition of Genius Broker shares would facilitate, as a first step, its acquisition, through GHFL, of sufficient additional Genius Broker shares to give it control of that company. This would, in turn, make the Company an attractive suitor for other operating companies in the insurance space under the GHFL umbrella.

Prior to the GHFL acquisition, Genius Broker and the Company’s indirect subsidiary, Law Broker, were potential competitors for insurance business and acquisition opportunities. The Company believes that this potential competition may also have constituted a disincentive for Mr. Li to be as active as he might have been in assisting the Company to implement its expansion program. The Company believes that the GHFL acquisition, and thereby the acquisition by the Company of GHFL’s indirect stake in Genius Broker, eliminated this potential conflict for Mr. Li.

In addition to the direct benefits to the Company of the GHFL acquisition, the stock-for-stock acquisition of GHFL caused Mr. Li’s ownership interest in the Company to increase from 3.44% to 4.59%. The Company believed, and continues to believe, that this increase has further incentivized Mr. Li to play an active role in meeting the Company’s strategic objectives, by negotiating with other intermediary firms or financial service providers and administering M&A transactions on behalf of the Company to expand the Company’s share in the insurance intermediary market. The Company does not believe that, absent the GHFL acquisition, the issuance and sale of additional shares of the Company’s common stock alone to Mr. Li was a real option to achieve these objectives, since this: (i) would have required a direct financial outlay by Mr. Li and would not have been as attractive to him for that reason; (ii) would not have, in itself, been sufficient to tie his interests to that of the Company in the same way that the understandings achieved as part of the GHFL acquisition have done; and (iii) would not have provided the Company with the potential for operational advantages provided by the GHFL acquisition.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned at yc_chuang@cuis.asia or to Jack I. Kantrowitz of DLA Piper LLP, company counsel, at jack.kantrowitz@dlapiper.com or (212) 335-4845.

Sincerely,

/s/ Chuang Yung Chi

Chuang Yung Chi

Chief Financial Officer

CC: DLA Piper LLP (US)